USPB Natural Program Information Sheet

NatureSource™	Naturewell™

Live Requirements:

- Angus (Black or Red) or Angus cross cattle qualified by either:
  - Option 1. Phenotype – visually 51% black-hided (by individual animal) or solid red and polled or
  - or   solid red with white face (not Hereford) and polled
  - Option 2. Genotype – proof of a registered Angus parent or two registered Angus grandparents by either affidavit from original ranch or enrollment in programs such as Angus Source or the Red Angus Feeder Calf Certification Program
- No Brahman or Dairy influence

■ Source Verified	Not applicable
■ Born and raised in the USA	Not applicable

Production Requirements:

For entire life of the animal:	For the final 120 days prior to harvest:
■ No antibiotics (feed or injectible) **EVER**	■ No antibiotics (feed or injectible) last 120 days
■ No hormones (implants or MGA) **EVER**	■ No hormones (implants or MGA) last 120 days
■ No animal byproducts **EVER**	■ No animal byproducts **EVER**
■ No ionophore (i.e. Rumensin) **EVER**	■ Ionophores are allowed in last 120 days

- ○ Fed a corn-based ration for a minimum of 120 days prior to harvest
- ○ Feedlot approved by National Beef regarding: Humane handling, record-keeping, feed delivery, cattle management, animal identification system, etc.

Grid Payments (Relative to current USPB Base Grid):

■ $9/cwt. live weight added to live price	■ $1.75/cwt live weight added to live price
■ 70% Choice or better threshold	■ Current 50% threshold for Choice premium Current 40% threshold for Choice discount The "target" will be 65% Choice or better Feedlots that do not meet this target will likely not remain an approved supplier
■ No premium paid for Certified Angus Beef® (CAB) or National Black Angus™ (NAB)	■ Premiums *are* paid for CAB and NAB like on current Base grid

- Each Natural program will have a maximum number of head allowed per week. Therefore, cattle should be consigned to USPB *up to 120 days prior to delivery* to ensure program availability. Advance notice will also allow adequate time for initial feedyard approval.
- Feedlots must first be approved by National Beef before cattle can be consigned to either program. Natural grid cattle should be delivered in load lots. Feedyard approval is at the sole discretion of National Beef based on geography and annual marketing potential of natural cattle.
- Other pricing options may be available as conditions warrant.
- Contact USPB at 866-877-2525 for more detailed information regarding NatureSource™ or Naturewell™.

